

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2013

Via E-mail
Mi Ok Cho
Chief Executive Officer
Enviro Cleanse Inc.
1516 Tropicana Ave, Suite 155
Las Vegas, NE 89119

> **Re:** **Enviro Cleanse Inc.**
> **Amendment No.9 to Registration Statement on Form S-1**
> **Filed March 22, 2013**
> **File No. 333-182808**

Dear Ms. Cho:

We have reviewed your registration statement and have the following comment.

Exhibit 23

1.   The consent provided for the financial statements for the period ended November 30, 2012 refers to a report date of February 26, 2013 which is different than the date of the report provided on page 48. Please arrange with your auditors to provide a new consent which refers to the appropriate report date.

You may contact Nudrat Salik, Staff Accountant at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director